07024536

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2007 JUN 19 A 7:35

Date:

Fax: 202-777-1030

To: Securities & Exchange Commission

Pages:

082-02636

Attention:

From: Gordon Keevil

SUPPL

Re: News Releases

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

PROCESSED
JUN 21 2007

dw 6/20

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

June 18, 2007

12(g) No. 82-2636
Symbol CRN-T

Drilling Extends Newly Discovered Cedar Vein, Porcher Island Property, B.C.

June 18, 2007 – Vancouver, British Columbia – Cross Lake Minerals Ltd. ("**Cross Lake**") is pleased to announce results from four additional drill holes from the diamond drilling program on the Porcher Island Property, which is located in the Skeena Mining Division, 35 kilometers south-southwest of Prince Rupert, British Columbia.

Drill holes CL-07-18 to 21 were all drilled to extend the Cedar Vein laterally and at depth. The Cedar Vein was discovered by Cross Lake in late 2006 and is parallel to and north of the AT Vein system, which has been the focus of previous exploration and development. It is located in a different geological setting and may correlate with the historic Dawson drift, 300 meters to the west. The following table summarizes the significant results from drill hole CL-07-18 to 21:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
All Cedar Vein				
CL-07-18	98.21	99.72	1.51	15.1
CL-07-19	117.6	120.7	3.10	7.1
CL-07-20	64.80	65.82	1.02	15.9
CL-07-21	105.83	107.01	1.18	7.8

Note: True width is estimated to be 70 to 75% of the drilled interval

These drill results continue to expand the Cedar Vein, which has now been defined along a strike length of 230 meters and to a vertical depth of 150 meters. The AT Vein system has been drilled in detail over a length of 500 meters and to a depth of 200 meters. As previously reported from 1975 to 1988 extensive exploration of the AT Vein system by E and B Exploration and Cathedral Gold Corporation resulted in a drill outlined mining reserve of 623,095 tons grading (cut and diluted) 0.20 oz/t gold over an average mining width of 11 feet (While historic in nature and compiled before NI-43-101, Cross Lake believes these historical results provide an indication of

.../Cont'd.

the potential of the Property and are relevant to ongoing exploration). All the veins are accessible from the existing underground workings. Deep drilling below the area of the AT Vein that has been drilled in detail including Cross Lake's drill hole CL-06-04, which intersected **15.4g/t Gold over 3.1 meters** from 540.43 to 543.53 meters, has confirmed that the vein system extends to a depth of over 500 meters.

The first phase of the 2007 diamond drilling program has now been completed. In total, 39 holes were completed for a total of 11,998.05 meters. To date, results have been reported from the first 18 holes. The logging and sampling of the remaining 21 holes is ongoing and these results will be reported as they are received and compiled by the Company. In anticipation of further drilling, a detailed compilation of all historic and current data along with three dimensional modeling will be completed. In addition, a Mobile Metal Ion geochemical survey will be conducted over the indicated extension of the newly discovered Cedar Vein and other areas to extend the known vein systems and identify new targets for diamond drilling.

"We continue to be very pleased with the results from the diamond drilling program. The Cedar Vein continues to be extended and now has the potential to become a second important source of gold mineralization for future development," stated Gordon Keevil, President.

Assaying is completed at ACME Analytical Laboratories Ltd. using ICP-MS (Group 1DX) and fire assaying (Group 3B). Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo., who has prepared the contents of this press release.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

END